Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

July 11, 2013

VIA EDGAR

Jan Woo
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The Pulse Network, Inc.
Current Report on Form 8-K
Filed March 29, 2013
File No. 000-54741

Dear Mr. Jacobson:

Pursuant to the staff’s comment letter dated June 4, 2013, we respectfully submit this letter on behalf of our client, the Pulse Network, Inc. a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form 8-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on July 10, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form 8-K.

General

1. Please include updated audited financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly, including, but not limited to, updated pro forma financial information up to the date of the transaction.

Company response:  As discussed with the staff via telephone, the Company has elected to not updated the financial statements in accordance with the comment.

2. Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth in the filing. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, please provide support for the following:

•	“The Pulse-On Platform has been used to create and leverage communities for leading B2B and consumer brands” on page 6;

•	“Pulse Network had grown to be a leader in producing events around [certain identified business areas]” on page 7; and

•	“Created by the team that developed the industry-leading Exgenex registration system” on page 7.

Company response:  The Company has added the following disclosure to page 6:  “For example, we recently launched communities for The National Fire Protection Agency and SAP.”

The Company has added the text “believes that it has” to the sentence “The Pulse Network [believes that it has] grown to be a leader in producing engaging events and conferences around three areas . . . ,” on page 7.

The Company has added the text “(a company formerly operated by Nick and Jon Saber)” to the sentence “Created by the team that developed the industry-leading Exgenex [(a company formerly operated by Stephen Saber, Nick Saber and John Saber)] registration system . . . ,” on page 7.

Item 1.01. Entry into a Material Definitive Agreement, page 2

3. We note your disclosure that that the company redeemed 75 million shares of common stock of the company from Mohamad Ayad for an aggregate redemption price of $7.50 and a mutual release of claims with the company. Explain the nature of the claims Mr. Ayad had with the company, and to the extent material, provide corresponding qualitative disclosure. Please tell us whether any other consideration was given to Mr. Ayad directly or indirectly in connection with the transactions between the Pulse Network, Inc. (formerly known as iSoft International Inc.) and The Pulse Network, Inc.

Company response:  The Company has added the following disclosure to page 6:  “Neither the Company nor Mr. Ayad had any known claims against the other and released each other from any claims in order to mitigate the likelihood of claims being made in the future by any of the parties against the other.”  The Company confirms that Mr. Ayad was not given any other consideration, directly or indirectly, in connection with the transactions between the Pulse Network, Inc. (formerly known as iSoft International Inc.) and The Pulse Network, Inc.

Description of Business

The Pulse-On Platform, page 6

4. With respect to all third-party statements in your filing – such as the study by MarketingProfs – please provide us with the relevant portion of the report. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the information. Also disclose the date of the study in the filing as well as the date of the Inbound Marketing Summit which you reference on page 7.

Company response:  The Company has removed the reference to a MarketingProfs report on page 6.

Event Database Platform, page 7

5. You state that the Pulse Network has been providing services since 1992. However, on page 3, you state that the Pulse Network was incorporated on December 24, 2008. Please revise to reconcile these disclosures, or alternatively, please tell us how these statements are consistent.

Company response:  The Company has revised its disclosure on page 7 to state that it was formed in December 2008.

Other

6. You disclose on page 18 that during 2012, Pulse Network had sales to one customer that accounted for approximately 11% of total revenue during that fiscal year. Please tell us what consideration you have given to including disclosure here and in your risk factors explaining the nature of this relationship, and any resultant risks to investors. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Company response:  The Company has elected to not revise its disclosure in accordance with this comment since the Company is not presently dependent on the customer accounting for 11% of its revenue.

Risk Factors

We may not be able to execute our business plan…, page 8

7. You state on pages 8 and 18 that you will likely require additional funding in order to establish profitable operations. Please disclose the minimum dollar amount of funds that you require to conduct operations for a minimum period of one year.
If our estimates related to future expenditures are erroneous…, page 8

Company response:  The Company has added the following disclosure to the first risk factor on page 8”  “We require approximately $1,000,000 in funding to conduct our operations for one year, and we currently have no plan as to who we will raise those funds.”

8. You state that you estimate that your legal and accounting costs, and other expenses for the next twelve months will be between approximately $100,000 and $125,000. However, on page 10, in the third full risk factor, you state that you estimate SEC reporting obligations, and associated costs, at $125,000 alone. Please revise to ensure that your projected operating and reporting costs are consistent throughout the filing.

Company response:  The Company has removed reference to $100,000 on page 8.

Other

9. Please expand your risk factor disclosures to specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting companies. For example, you will not be required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with this exemption should be disclosed.

Company response:  The Company has added two risk factors, beginning on page 10, in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 18

10. We note your disclosure on page 3 and elsewhere that the registrant was a shell company prior to the share exchange. Please consider expanding the discussion of your potential future need for additional capital that may arise from the restrictions on sales of unregistered securities under Rule 144 as a result of your former shell company status. For example, such restrictions may have an adverse impact on your ability to attract additional capital to implement your business plan or sustain operations. Please consider adding related risk factor disclosure, to the extent material, highlighting the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and the potential of attracting additional capital.

Company response:  The Company has added the following disclosure to page 18:

Until the filing of this report on Form 8-K, we were a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we had nominal assets and nominal operations.  Only after we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, for 12 months and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our restricted securities be resold pursuant to Rule 144.  “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities.  Accordingly, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by us in any subsequent unregistered offering.  This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.

Liquidity and Capital Resources, page 16

11. You state that your currently available cash will not be sufficient to satisfy your cash requirements under the present operating expectations, without further financing, for the next twelve months. Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company’s financial condition and the likelihood you will be able to pursue your business plan.

Company response:  The Company has added the following disclosure to page 16:

The Company currently operates on a month-to-month cash management basis.  Based on current contracts and expected revenues from re-occurring commitments management expects to be able to maintain a reasonable staffing level to sustain the business.  If the company were unable to either a) maintain its current client contracts or b) achieve the expected re-occurring revenue, the company would not have sufficient capital to maintain operation beyond 3 months.

12. We note your disclosure in Exhibit 99.1 that The Pulse Network, Inc. recently replaced an existing line of credit with a new line which allows it to borrow up to $150,000 and a three year term loan in the amount of $350,000. Please disclose the terms of these financial agreements under Liquidity and Capital Resources section and tell us what consideration you have given to filing such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 19

Company response:  The Company has added the following disclosure to page 16:  “We have a revolving line of credit with Boston Private Bank & Trust Company which is secured by substantially all assets of the Company.  Under the terms of the agreement the Company may borrow up to $150,000 and interest accrues at the bank’s base rate plus 1% (4.5% at March 31, 2013) of the outstanding balance.  This loan agreement expires on June 30, 2014.”

13. We note the disclosure in footnote 3 that Stephen Saber has 15 million shares of Series B Preferred Stock that are convertible into 31,005,000 shares of common stock. This appears inconsistent with your disclosure elsewhere that the Series B Preferred Stock is convertible on a 1-for-5 basis into shares of common stock. Please revise.

Company response:  The Company has changed the text “15,000,000” to “6,201,000” in the text of footnote 3 on page 20.

14. Please revise the beneficial ownership chart to disclose, in the footnotes or otherwise, the amount of voting power held by each of the shareholders listed on page 19. In this regard, we note that each of the three shareholders hold shares of Series B Preferred Stock which has significant voting rights that differ from the percentage of beneficial ownership held by each of the shareholders. Also, clarify the conversion rate of the Series B Preferred Stock throughout the filing. We note that your disclosures on pages 4 and 12 state that each share of Series B Preferred Stock is equal to 100 votes of common stock but your disclosures on pages 28 and 31 states that it is equal to 1,000 shares of common stock.

Company response:  The Company has revised the footnotes to beneficial ownership chart on page 19.  The Company has not made any revisions with respect to referenced disclosures on pages 4 and 12, and pages 28 and 31, respectively, because the Company did not find the inconsistent disclosures regarding voting power of the Series B Preferred Stock.

The 1-for-5 conversion rate of the Series B Preferred Stock is already stated in each place a discussion of the Series B Preferred Stock takes place in the Form 8-K.  Accordingly, the Company has not added any additional disclosure regarding the conversion rate.

Certain Relationships and Related Transactions, and Director Independence, page 23

15. We note your disclosure on page 16 that the company financed its business in part with “short term loans from primary shareholders and third parties.” Please tell us what consideration you have given to providing related party disclosure regarding these loans pursuant to Item 404 of Regulation S-K.

Company response:  The Company has added the following disclosure to page 24:  “For the nine months ended December 31, 2012 the Company financed its business with net revenues generated by its business and $746,735 in short term loans from primary shareholders and third parties.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

16. We note that the accountant that reported on the most recent financial statements of iSoft International Inc. is not the same as the accountant that reported on the consolidated financial statements of The Pulse Network, Inc. for the years ended March 31, 2012 and 2011 included in this Form 8-K. Please be advised that in a reverse acquisition, this results in a change in accountants and triggers a disclosure obligation pursuant to Item 304 of Regulation S-K under Item 4.01 of Form 8-K. Tell us if a decision has been made as to which accountant will continue as the successor auditor and, if so, the date of such decision. Please revise the disclosures on page 30 of the Form 8-K to provide the disclosures required by Item 304 of Regulation S-K which should address any changes that occurred within 24 months prior to, or in any period subsequent to, the date of the audited financial statements of The Pulse Network, Inc. provided in the Form 8-K.

Company response:  On June 27, 2013, the Company filed a Form 8-K disclosing the appointment of new auditors and the disclosures required by Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(b) Pro Forma Financial Information

Exhibit 99.2

General

17. Revise to include an introductory paragraph that briefly sets forth a description of (i) the transaction, (ii) the entities involved, (iii) the periods presented, and (iv) an explanation of what the pro forma presentation shows. Refer to Rule 11-02(b)(2) of Regulation S-X as additional guidance in applying Rule 8-05 of Regulation S-X.

Company response:  The Company has revised Exhibit 99.2 in accordance with the comment.

Unaudited Pro Forma Condensed Combined Balance Sheets as of December 31, 2012

18. Please provide us with further details of the common shares line item in this presentation. In this regard, we are unable to determine how it reflects the 75,000,000 shares of common stock issued by iSoft International Inc. in the share exchange. As a related matter, please also consider revising your presentation to include explanatory notes to accompany the pro forma adjustments. We refer you to Rule 11-02(b)(1) of Regulation S-X.

Company response:  The Company has revised Exhibit 99.2 in accordance with the comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo